LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER                                              WRITER’S EMAIL
(202) 274-2038                                                    mseltzer@luselaw.com

June 15, 2010

Via Edgar

David Lyon
Senior Attorney
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 4720
Washington, DC 20549

Re:         Meridian Interstate Bancorp, Inc.
File Number 1-33898
Form 10-K for the Fiscal Year Ended December 31, 2009
Definitive Schedule 14A filed April 16, 2010

Dear Mr. Lyon:

On behalf of Meridian Interstate Bancorp, Inc. (the “Company”), and in response to the Staff's letter dated June 4, 2010, the Company respectfully requests filing its response to the Staff’s letter by July 2, 2010.  The Company requests such extension in order to fully respond to the Staff’s letter.

We request that any questions with regard to the foregoing should be directed to the undersigned at 202-274-2038.

Very truly yours,

/s/ D. Max Seltzer

D. Max Seltzer

cc:           Kathryn McHale, SEC
Mark L. Abbate, Meridian Interstate Bancorp, Inc.